EXHIBIT 99.1

BrainsWay Reports Third Quarter 2023 Financial Results and Operational Highlights

Generated Robust 61% Year-over-Year Revenue Growth in Q3 2023

Nearing Breakeven Operating Income, Achieved Positive Adjusted EBITDA, with Cash Flow from Operations Exceeding $1 Million

Conference Call to be Held Today at 8:30 AM EST

BURLINGTON, Mass. and JERUSALEM, Nov. 15, 2023 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a world leader in advanced and non-invasive treatment for brain disorders, today reported third quarter 2023 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended September 30, 2023, revenues were $8.3 million, a 61% increase as compared to the third quarter of 2022 and a 6% increase as compared to the second quarter of 2023.
  Gross margin for the third quarter of 2023 was 74%, steady from the same period in 2022, and an increase from 73% in the second quarter of 2023.
  Operating loss for the third quarter of 2023 was $0.1 million, compared to a loss of $4.9 million for the same period in 2022 and $1.3 million for the second quarter of 2023.
  Net loss for the third quarter of 2023 was $0.2 million, compared to a loss of $5.0 million for the same period in 2022 and a loss of $1.7 million for the second quarter of 2023.
  Adjusted EBITDA1 for the third quarter of 2023 was $0.3 million, compared to a loss of $4.1 million for the same period in 2022 and a loss of $0.6 million for the second quarter of 2023.
  Cash, cash equivalents, and short-term deposits as of September 30, 2023, amounted to $44.2 million, an increase of $0.7 million from the amount as of June 30, 2023.
  The Company shipped a net total of 56 Deep TMS™ new systems during the third quarter of 2023, bringing BrainsWay’s total Deep TMS installed base to 1,041 total systems as of September 30, 2023, a 22% increase from the total installed base at the same point in the prior year.
  During the third quarter of 2023, the Company shipped 48 obsessive-compulsive disorder (OCD) coils as add-on helmets to certain of BrainsWay’s new and existing systems, representing OCD treatment capability on nearly 50% of its total installed base.
  Secured partnership with prominent mental health clinical treatment provider in the Northeast U.S., which will result in 10 Deep TMS system installations in 2023 alone.
  Received order for additional 10 Deep TMS systems from Katie’s Way Plus, a mental health services provider serving active duty military members, veterans, and their families.
  Expanded availability of Deep TMS in Taiwan, with most recent delivery increasing installed base to 16 in this Asia Pacific country.
  Achieved significant progress in expanding the clinical and real-world evidence in support of Deep TMS.
    Presented two Deep TMS posters at the World Congress of Psychiatry, one highlighting benefits of Deep TMS for the difficult-to-treat elderly population and another focusing on positive accelerated Deep TMS results.
    Psychiatry Research publication highlighted new real-world post-marketing data demonstrating efficacy of Deep TMS administered over multiple sessions each day to allow for quicker overall treatment time for depression patients.

“Our third quarter revenues of $8.3 million represent an increase of 61% year-over-year, reflecting the strong and growing demand for our innovative Deep TMS technology,” said Hadar Levy, BrainsWay’s Chief Executive Officer. “Our increasingly robust sales pipeline continues to pay off, securing multi-system contracts with large networks in the U.S. as well as continued momentum internationally in various countries including Taiwan.”

“Importantly, our third quarter operating results included nearing breakeven operating income, achieving positive Adjusted EBITDA ahead of schedule, and generating cash flow from operations exceeding $1 million – all of which were driven by our revenue growth and the cost optimization measures we executed on earlier this year,” continued Mr. Levy. “We are now targeting positive operating income and increased Adjusted EBITDA for the fourth quarter of 2023, while demonstrating full-year revenue growth over 2022.”

Conference Call and Webcast

BrainsWay’s management will host a conference call today, Wednesday, November 15, 2023, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, November 15, 2023, at 8:30 AM Eastern Time:

United States:	1-877-407-3982
International:	1-201-493-6780
Israel:	1-809-406-247
Conference ID:	13741239
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1634586&tp_key=97bf97c30c

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

____________________

1 See Adjusted EBITDA details and reconciliation table in the appendix below.

Non-IFRS Financial Measures
In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including, in particular operating income, and net income, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net income adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating loss and net loss, we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating loss or net loss for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company's net loss and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net loss and our IFRS financial results.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Ido Marom
Chief Financial Officer
844-386-7001 ext. 5
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$43,893	$47,581
Short-term deposits	271	271
Trade receivables, net	3,418	4,844
Inventory	3,504	3,837
Other current assets	1,460	1,556
	52,546	58,089
Non-Current Assets
System components	1,678	1,220
Leased systems, net	3,243	3,118
Other property and equipment	912	1,008
Other long-term assets	1,395	1,042
	7,228	6,388
	$59,774	$64,477

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$493	$1,116
Deferred revenues	1,693	1,477
Liability in respect of research and development grants	1,320	1,057
Derivative liabilities	106	-
Other accounts payable	4,651	4,491
	8,263	8,141
Non-Current Liabilities
Deferred revenues and other liabilities	4,923	4,923
Liability in respect of research and development grants	5,370	6,016
	10,293	10,939

Equity
Share capital	365	364
Share premium	140,951	138,146
Share-based payment reserve	3,519	6,180
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(101,429)	(97,105)
	41,218	45,397

	$59,774	$64,477

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenues	$8,302	$5,168	$22,756	$21,144
Cost of revenues	2,131	1,341	6,018	5,400
Gross profit	6,171	3,827	16,738	15,744

Research and development expenses, net	1,544	2,220	5,231	5,527
Selling and marketing expenses	3,602	4,751	12,497	13,449
General and administrative expenses	1,158	1,726	4,153	5,128
Total operating expenses	6,304	8,697	21,881	24,104

Operating loss	(133)	(4,870)	(5,143)	(8,360)

Finance income (expense), net	(38)	(99)	1,234	(752)
Loss before income taxes	(171)	(4,969)	(3,909)	(9,112)
Taxes on income	59	70	415	370
Net loss and total comprehensive loss	$(230)	$(5,039)	$(4,324)	$(9,482)

Basic and diluted net loss per share	$(0.01)	$(0.15)	$(0.13)	$(0.29)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Total comprehensive loss	$(230)	$(5,039)	$(4,324)	$(9,482)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	85	160	279	457
Depreciation of leased systems	247	244	719	735
Impairments and disposals	481	183	938	416
Finance (income) expenses, net	38	99	(1,234)	752
Cost of share based payment	95	339	147	1,121
Income taxes	59	70	415	370
Total adjustments to reconcile loss	1,005	1,095	1,264	3,851
Changes in asset and liability items:
Decrease (increase) in trade receivables	(31)	1,770	1,404	635
Increase in inventory	(373)	(846)	(6)	(2,952)
Decrease (increase) in other accounts receivable	369	(340)	(243)	(658)
Increase (decrease) in trade payables	(58)	(392)	(639)	169
Increase (decrease) in other accounts payable	382	461	(356)	(433)
Increase (decrease) in deferred revenues and other liabilities	(173)	835	238	1,103
Total changes in asset and liability	116	1,488	398	(2,136)
Cash paid and received during the period for:
Interest paid	(81)	(10)	(103)	(34)
Interest received	546	313	1,586	620
Income taxes paid	-	(70)	(11)	(336)
Total cash paid and received during the period	465	233	1,472	250
Net cash provided by (used in) operating activities:	1,356	(2,223)	(1,190)	(7,517)

Cash flows from investing activities:
Proceeds from (purchase of) property and equipment and system components, net	(514)	108	(1,945)	1,508
Withdrawal of (investment in) short-term deposits, net	-	-	-	40,254
Investment in long-term deposits, net	8	(15)	(8)	(20)
Net cash provided by (used in) investing activities	(506)	93	(1,953)	41,742

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	-	(479)	(345)	(977)
Receipt of government grants	-	9	32	15
Repayment of lease liability	(56)	(162)	(186)	(460)
Issuance of share capital, net	-	(53)	-	(52)
Net cash used in financing activities	(56)	(685)	(499)	(1,474)
Exchange rate differences on cash and cash equivalents	(69)	(7)	(46)	(320)

Increase (decrease) in cash and cash equivalents	725	(2,822)	(3,688)	32,431
Cash and cash equivalents at the beginning of the period	43,168	52,174	47,581	16,921
Cash and cash equivalents at the end of the period	$43,893	$49,352	$43,893	$49,352

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	-	117	207	240
Termination of lease liability and right-of-use	-	-	70	-

BRAINSWAY LTD. AND SUBSIDIARIES
A reconciliation of Adjusted EBITDA to net loss is set forth below
U.S. dollars in thousands (except share and per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Net loss and total comprehensive loss	$(230)	$(5,039)	$(4,324)	$(9,482)

Finance (income) expense, net	38	99	(1,234)	752
Income taxes	59	70	415	370
Depreciation and amortization	85	160	279	457
Depreciation of leased systems	247	244	719	735
Cost of share based payment	95	339	147	1,121
Restructuring and litigation Cost	50	-	852	-
Adjusted EBITDA	$344	$(4,127)	$(3,146)	$(6,047)